                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 25)


                  Consolidated Capital Institutional Properties
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


Transaction valuation*                                     Amount of filing fee
----------------------                                     --------------------
$35,009,431                                                $7,001.88

* For purposes of calculating the fee only. This amount assumes the purchase of 81,989.30 units of limited partnership interest of the subject partnership for $427 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                Filing Party:
                          ----------                    -----------------------

Form or Registration No.:                 Date Filed:
                         -----------                   ------------------------

                          ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           50,532.90

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           50,532.90

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           50,532.90

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 25.13%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           50,532.90

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           50,532.90

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           50,532.90

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 25.13%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           112,470.40

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           112,470.40

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           112,470.40

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 55.93%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           61,938.80

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           61,938.80

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           61,938.80

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 30.80%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           61,938.80

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           61,938.80

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           61,938.80

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 30.80%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  COOPER RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           11,365.60

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           11,365.60

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           11,365.60

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 5.65%

14.      TYPE OF REPORTING PERSON

                  OO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  REEDY RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           28,832.50

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           28,832.50

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           28,832.50

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 25.15%

14.      TYPE OF REPORTING PERSON

                  OO

             TENDER OFFER STATEMENT/AMENDMENT NO. 25 TO SCHEDULE 13D

                  This Statement (the "Statement") constitutes (a) the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties (the "Partnership"); and (b) Amendment No. 25 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 19,1994, by Insignia Financial Group, Inc. ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on October 4, 1996, by Insignia, Liquidity Assistance, L.L.C. ("Liquidity Assistance"), Market Ventures, L.L.C. ("Market Ventures") and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on April 25, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and L. Farkas, (iii) Amendment No. 3, filed with the Commission on August 1, 1997, by Insignia, IPLP, IPT and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 30, 1997, by Reedy River Properties, L.L.C. ("Reedy River"), Insignia, IPLP, IPT and Andrew L. Farkas,
(v) Amendment No. 5, filed with the Commission on November 19, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on December 2, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on December 8, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on December 10, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on December 16, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew
L. Farkas, (x) Amendment No. 10, filed with the Commission on March 5, 1998, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (xi) Amendment No. 11, filed with the Commission on July 30,1998, by Cooper River Properties, L.L.C.. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (xii) Amendment No. 12, filed with the Commission on August 18,1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xiii) Amendment No. 13, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew
L. Farkas, (xiv) Amendment No. 14, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xv) Amendment No. 15, filed with the Commission by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xvi) Amendment No. 16, filed with the Commission by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xvii) Amendment No. 17, filed with the Commission on October 26, 1998, by Reedy River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xviii) Amendment No.18, filed with the Commission on January 22, 1999, by Cooper River, Reedy River, IPLP, IPT, AIMCO OP, AIMCO-GP and AIMCO,
(xix) Amendment No. 19, filed with the Commission on June 10, 1999, by Cooper River, Reedy River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xx) Amendment No. 20, filed with the Commission on July 8, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xxi) Amendment No. 21, filed in the Commission on July 30, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xxi) Amendment No. 22, filed with the Commission on November 22, 1999 by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xxii) Amendment No. 23, dated December 16, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xxiii) Amendment No. 24, dated January 10, 2000, by Cooper River, Reedy River, AIMCO/IPT, Inc., IPLP, AIMCO OP, AIMCO-GP and AIMCO. Reedy River, Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as "Reporting Persons".


                       -----------------------------------

                  The information in the "Offer to Purchase" of AIMCO Properties, L.P., dated May 10, 2000 (the "Offer"), Exhibit (a)(1) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 3.  Identity and Background of Filing Person.

                  (a) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 25 to the Schedule 13D, by the Reporting Persons. The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices and telephone number of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222; (303) 757-8101.

                  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

                  Except as described in the Offer, none of the events set forth in Item 1005(b) of Regulation S-K has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

                  Except as set forth in the Offer, none of the events set forth in Item 1006(c) of Regulations S-K is planned, proposed or being negotiated.

Item 7.  Source and Amount of Funds or Other Consideration.

                  Except as set forth in the Offer, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

Item 8.  Interest in Securities of the Subject Company.

          Cooper River directly owns 11,365.60 Units, Reedy River directly owns 28,832.50 Units, IPLP directly owns 50,572.40 Units, and AIMCO OP directly owns 50,537.90 Units (for an aggregate of 112,470.90 Units), representing approximately 5.65%, 14.34%, 25.15% and 25.13%, respectively, or a total of approximately 55.94% of the outstanding Units based on the 199,052.00 Units outstanding at December 31, 1999.

         IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of their relationship with Cooper River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Cooper River is a wholly owned subsidiary of IPLP, and AIMCO/IPT is the sole general partner of

IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

         AIMCO OP, AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by Reedy River by reason of their relationship with Reedy River. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. Reedy River is a wholly owned subsidiary of AIMCO OP, and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

         Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 11,360.60 Units directly owned by it;
(ii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 50,572.20 Units owned by it and the 11,360.60 Units directly owned by Cooper River; (iii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 50,572.20 Units directly owned by Cooper River and the 11,360.60 Units directly owned by IPLP; (iv) Reedy River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 28,832.50 Units directly owned by it;
(v) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 21,700.40 Units directly owned by it and the 28,832.50 Units directly owned by Reedy River; (vi) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 21,700.40 Units owned by AIMCO OP and the 28,832.50 Units directly owned by Reedy River; and (vii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 11,360.60 Units directly owned by Cooper River, the 50,572.40 Units directly owned by IPLP, the 28,832.50 Units owned by Reedy River and the 21,700.40 Units directly owned by AIMCO OP.

Item 10.  Financial Statements.

         The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report, are incorporated herein by reference. Such report may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12.  Exhibits.

        (a)(1)     Offer to Purchase, dated May 15, 2000.
        (a)(2)(i) Letter of Transmittal and related Instructions (Annex II to Exhibit (a)(1).).
        (a)(2)(ii) Acknowledgment and Agreement.
        (a)(3) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of the Partnership
        (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

        (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

        (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)
        (d)        Not applicable.
        (g)        Not applicable.
        (h)        Not applicable.
        (z)(1) Agreement of Joint Filing, dated May 15, 2000, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Reedy River and Cooper River.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date May 15, 2000                                AIMCO PROPERTIES, L.P.

                                                 By: AIMCO-GP, INC.
                                                       (General Partner)

                                                 By: /s/ Patrick J. Foye
                                                     ---------------------------
                                                     Executive Vice President

                                                 COOPER RIVER PROPERTIES, L.L.C.

                                                 By: /s/ Patrick J. Foye
                                                     ---------------------------
                                                     Executive Vice President

                                                 REEDY RIVER PROPERTIES, L.L.C.

                                                 By: /s/ Patrick J. Foye
                                                     ---------------------------
                                                     Executive Vice President

                                                 AIMCO/IPT, INC.

                                                 By: /s/ Patrick J. Foye
                                                     ---------------------------
                                                     Executive Vice President

                                                 INSIGNIA PROPERTIES, L.P.

                                                 By: AIMCO/IPT, INC.
                                                     (General Partner)

                                                 By: /s/ Patrick J. Foye
                                                     ---------------------------
                                                     Executive Vice President

                                                 AIMCO-GP, INC.

                                                 By: /s/ Patrick J. Foye
                                                     ---------------------------
                                                     Executive Vice President


                                                 APARTMENT INVESTMENT
                                                 AND MANAGEMENT COMPANY

                                                 By: /s/ Patrick J. Foye
                                                     ---------------------------
                                                     Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION
-----------                      -----------
 (a)(1)     Offer to Purchase, dated May 15, 2000.
 (a)(2)(i)  Letter of Transmittal and related Instructions. (Annex II to Exhibit
            (a)(1).)
 (a)(2)(ii) Acknowledgment and Agreement.
 (a)(3)     Letter, dated May 15, 2000, from AIMCO OP to the limited partners of the Partnership.
 (b)(1)     Credit Agreement (Secured Revolving Credit Facility), dated as of
            August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank
            Boston, N.A., and First Union National Bank. (Exhibit 10.1 to
            AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
 (b)(2)     Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A.,
            and First Union National Bank. (Exhibit 10.20 to AIMCO Properties,
            L.P.'s Annual Report on Form 10-K for the year ended December 31,
            1999, is incorporated herein by this reference.)
 (b)(3)     First Amendment to $345,000,000 Amended and Restated Credit
            Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P.,
            Bank of America, as Administrative Agent, and U.S. Bank National
            Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on
            Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)
 (d)        Not applicable.
 (g)        Not applicable.
 (h)        Not applicable.
 (z)(1)     Agreement of Joint Filing, dated May 15, 2000, among AIMCO,
            AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Reedy River and Cooper River.
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